SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TESORO CORPORATION

(Name of Subject Company (Issuer))

TRACINDA CORPORATION

(Name of Filing Persons (Offerors))

Common Stock, par value $.16 2/3 per share

(Title of Class of Securities)

881609101

(CUSIP Number of Class of Securities)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, California 90212

(310) 271-0638

Copy to:

Janet S. McCloud, Esq.

Christensen, Glaser, Fink,

Jacobs, Weil &Shapiro, LLC

10250 Constellation Blvd., 19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	Filing Party:
Form or Registration Number:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The following press release was issued by Tracinda Corporation on October 26, 2007.

FOR IMMEDIATE RELEASE

Contact:

Winnie Lerner / Tom Johnson

Abernathy MacGregor Group

212/371-5999

Tracinda Announces Tender Offer for 16% of Tesoro Corporation Shares

LOS ANGELES, CA—- October 26, 2007—- Tracinda Corporation today announced that it intends to make a cash tender offer for up to 21,875,000 shares of common stock of Tesoro Corporation (NYSE: TSO) at a price of $64.00 per share. The offer price represents a 11.9% premium over Tesoro’s closing stock price of $57.20 on October 25, 2007 and a 36.7% premium over Tesoro’s closing stock price on October 3, 2007, the day upon which Tracinda began purchasing shares in the company. The offer is without regard to Tesoro’s regular quarterly dividend of $.10 per share expected to be paid in December 2007.

The shares to be purchased pursuant to the offer represent approximately 16% of the outstanding shares of Tesoro Corporation common stock. Tracinda Corporation, of which Kirk Kerkorian is the sole shareholder, currently owns 5.5 million shares of Tesoro common stock, which represents approximately 4% of the outstanding shares. Tracinda’s average cost for such shares is approximately $52.23 per share. Upon completion of the offer, Tracinda would beneficially own 27,375,000 shares of Tesoro common stock, or approximately 20%.

Tracinda believes that the fundamentals of the petroleum refining industry make it an attractive area for investment. Tracinda has chosen to invest in Tesoro because Tracinda believes that the company is well positioned within the industry and has a management team that is effectively executing its strategic plan. Tracinda looks forward to participating in the growth of the company alongside the other shareholders.

Once the tender offer is commenced, offering materials will be mailed to Tesoro stockholders and filed with the Securities and Exchange Commission. Tesoro stockholders are urged to read the offering materials when they become available because they will contain important information.

The tender offer will be subject to customary conditions for transactions of this type, including expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is required as a result of the number of shares Tracinda intends to acquire in the tender offer. Tracinda’s offer will not be subject to financing.

THIS DOCUMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. TRACINDA HAS NOT YET COMMENCED THE TENDER OFFER DESCRIBED HEREIN. THE TENDER OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THIS TENDER OFFER STATEMENT OF TRACINDA AND THE RELATED LETTER OF TRANSMITTAL WHEN SUCH DOCUMENTS ARE FILED AND BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE TENDER OFFER STATEMENT WILL BE FILED BY TRACINDA WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”). INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THIS STATEMENT (WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC’S WEB SITE AT: HTTP://WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO TRACINDA.

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